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                          SIGNAL PHARMACEUTICALS, INC.
                               5555 OBERLIN DRIVE
                              SAN DIEGO, CA  92121


June 29, 2000

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

RE:  SIGNAL PHARMACEUTICALS, INC.
     REGISTRATION STATEMENT ON FORM S-1 (NO. 333-30730)
     APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

The undersigned registrant hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form S-1 (SEC File No. 333-30730) filed with the Commission on February 18, 2000 and amended on March 22, 2000. This application is made on the grounds that, based on current market conditions, the undersigned registrant has determined that it is not advisable at this time to proceed with the proposed offering.

If you should have any questions regarding this application, please contact Denise Woolard or Jennifer DeTrani of Cooley Godward LLP at (858) 550-6000.

Sincerely,

SIGNAL PHARMACEUTICALS, INC.



By:  /s/ Alan J. Lewis
     Alan J. Lewis
     President and Chief Executive
     Officer


cc:  Mr. Bradley B. Gordon
     Frederick T. Muto, Esq.
     L. Kay Chandler, Esq.